Exhibit 2

1 Backstop to Equity Rights Offering Facility: Preliminary, Non-Binding Term Sheet This Preliminary, Non-Binding Term Sheet (the “Non-Binding Term Sheet”) is an expression of interest only and is not meant to be binding on the parties now or in the future. Accordingly, the parties understand and agree that unless and until a definitive agreement has been executed by Barnes & Noble Education, Inc. (the “Company”) and Outerbridge Capital Management, LLC, Greenhaven Road Investment Management, LP, Laughing Water Capital, LP, Royce Investment Partners, 1 Main Capital Management, LLC, Powell Anderson Capital Partners, DCF Capital, and certain affiliates or mutually agreeable parties (the “Backstop Investors”) and delivered, no contract or agreement providing for a transaction between the parties shall be deemed to exist between the parties, and neither party will be under any legal obligation of any kind whatsoever with respect to a transaction by virtue of this Non-Binding Term Sheet or any written or oral expression thereof. Issuer: Barnes & Noble Education, Inc. (NYSE: BNED). Proposal and Backstop Commitment: Up to $118.5 million of new liquidity / deleveraging in support of a refinancing of the Company, consisting of: 1) A $64 million non-transferable SEC registered rights offering (the “Transaction”) of pro rata subscription rights to purchase additional common shares of the Company at the Subscription Price (as defined below), backstopped by the Backstop Investors in the amount of $46 million. 2) A $46 million backstop, of which no less than $23 million (50%) will be invested (the “Commitment”), allowing for a potential equity raise of up to $87 million via the rights offering and backstop combined. 3) A $16 million discretionary conversion option for the second lien term loan debt holders to equitize 50% of the face value of their debt at the rights offering Subscription Price. 4) A discretionary option for the 1L lenders to waive accrued fees or OID in the aggregate amount of $11 million. 5) A discretionary “terming out” or other concessions of the Company’s deal-related costs by its advisors in the amount of $4.5 million. Backstop Investors: Funds managed by Outerbridge Capital Management, LLC, Greenhaven Road Investment Management, LP, Laughing Water Capital, LP, Royce Investment Partners, 1 Main Capital Management, LLC, Powell Anderson Capital Partners, DCF Capital, and certain affiliates or mutually agreeable parties. Indicative Subscription Price per Share of Common Stock (the “Subscription Price”): $0.60 per share.

2 Indicative Subscription Price per Share of Common Stock for the Backstop Investors (including, as applicable, on their Pro-Rata exercise): $0.40 per share. Governance: Greenhaven Road Investment Management, LP, will receive the right to designate a director for appointment to the Board of Directors of the Company upon the closing of the Transaction. Exclusivity / Due Diligence: No further requirements. Timing: Transaction to be announced prior to April 10, 2024. Conditions Precedent: Concurrently with or in advance of the Transaction having closed, the Company shall: 1) Enter into a new senior credit facility agreeable to the Backstop Investors. Expenses: The Company agrees to reimburse the Backstop Investors for all reasonable and documented costs and expenses, including legal expenses, incurred in connection with the transactions contemplated herein.